1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2005

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated November 9, 2005

FORWARD-LOOKING STATEMENTS

The announcement constituting Exhibit 1.1 contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties, including those risks and uncertainties described under “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2004. These forward looking statements include, without limitation, statements relating to our business strategies, network expansion plans and related capital expenditure plans, the planned development of new mobile technologies and other technologies and related applications, the expected impact of tariff changes on our business, financial condition and results of operations, the expected impact of new services on our business, financial condition and results of operations, and future developments in the telecommunications industry in Mainland China, including the restructuring of the industry and changes in government policies. The words “anticipate”, “believe”, “estimate”, “expect”, “intend” and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

•	the effect of competition on the demand for and price of our services;

•	changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

•	changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government’s policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into China’s telecommunications market and China’s economic growth.

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In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

•	our ability to obtain adequate financing on acceptable terms;

•	the adequacy of currently available spectrum or the availability of additional spectrum;

•	the availability of transmission lines and equipment, and the availability of the requisite number of sites for locating network equipment, on reasonable commercial terms;

•	our ability to develop or obtain new technology and related applications; and

•	the availability of qualified management and technical personnel.

We do not intend to update these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: November 10, 2005	By:	/s/ Wang Jianzhou
Name: Wang Jianzhou
Title: Chairman and Chief Executive Officer

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED	CHINA RESOURCES PEOPLES TELEPHONE COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance with limited liability)	(Incorporated in Hong Kong under the Companies Ordinance with limited liability)

(Stock Code: 941)	(Stock Code: 331)

FIT BEST LIMITED

(Incorporated in the British Virgin Islands with limited liability)

Despatch of composite offer and response document

relating to

Voluntary conditional cash offers by

China International Capital Corporation (Hong Kong) Limited	and	Merrill Lynch (Asia Pacific) Limited

on behalf of

Fit Best Limited,

a wholly-owned subsidiary of China Mobile (Hong Kong) Limited,

to acquire all the issued shares in the share capital,

and for cancellation of all outstanding options, of

China Resources Peoples Telephone Company Limited

(other than those already owned by the Offeror, China Mobile (Hong Kong) Limited or parties acting in concert with them)

Financial advisers to China Mobile (Hong Kong) Limited and the Offeror

China International Capital Corporation (Hong Kong) Limited	Merrill Lynch (Asia Pacific) Limited

Independent financial adviser to the independent board committee of

China Resources Peoples Telephone Company Limited

The Composite Document containing, among other things, details of the Offers, the letter from the Peoples Independent Board Committee setting out its recommendations to the Peoples Independent Shareholders and the Peoples Optionholders, the letter from Baron Capital Limited, the independent financial adviser, setting out its advice to the Peoples Independent Board Committee in respect of the Offers, together with the form of acceptance and transfer in respect of the Share Offer and the form of acceptance and cancellation in respect of the Option Offer, will be despatched to the Peoples Shareholders and the Peoples Optionholders on 10 November 2005.

Peoples Independent Shareholders and Peoples Optionholders are encouraged to read the Composite Document carefully, including the recommendations of the Peoples Independent Board Committee and the advice from Baron Capital Limited to the Peoples Independent Board Committee, before deciding whether or not to accept the Offers.

Unless the Offers have previously been revised or extended with the consent of the Executive, or have previously become or been declared unconditional, the latest time and date for acceptance of the Offers will be 4 : 00 p.m. on Thursday, 29 December 2005.

INTRODUCTION

Reference is made to the joint announcement dated 20 October 2005 (the “Joint Announcement”) issued by China Mobile (Hong Kong) Limited and China Resources Peoples Telephone Company Limited in relation to the voluntary conditional cash offers by China International Capital Corporation (Hong Kong) Limited and Merrill Lynch (Asia Pacific) Limited on behalf of Fit Best Limited, a wholly-owned subsidiary of CMHK, to acquire all the issued Peoples Shares and to cancel all outstanding Peoples Options (other than those already owned by the Offeror, CMHK or the Concert Parties). Unless the context otherwise requires, capitalised terms used in this announcement shall have the same meanings as defined in the Joint Announcement.

DESPATCH OF THE COMPOSITE DOCUMENT

The Composite Document containing, among other things, details of the Offers, the letter from the Peoples Independent Board Committee setting out its recommendations to the Peoples Shareholders (other than the Offeror, CMHK and the Concert Parties) (the “Peoples Independent Shareholders”), the Peoples Optionholders, the letter from Baron Capital Limited, the independent financial adviser, setting out its advice to the Peoples Independent Board Committee in respect of the Offers, together with the form of acceptance and transfer in respect of the Share Offer and the form of acceptance and cancellation in respect of the Option Offer, will be despatched to the Peoples Shareholders and the Peoples Optionholders on 10 November 2005.

Peoples Independent Shareholders and Peoples Optionholders are encouraged to read the Composite Document carefully, including the recommendations of the Peoples Independent Board Committee and the advice from Baron Capital Limited to the Peoples Independent Board Committee, before deciding whether or not to accept the Offers.

EXPECTED TIMETABLE

Unless the Offers have previously been revised or extended with the consent of the Executive, or have previously become or been declared unconditional, the latest time and date for acceptance of the Offers will be 4 : 00 p.m. on Thursday, 29 December 2005 (the “First Closing Date”). The Offeror will publish an announcement on the Stock Exchange’s website by 7 : 00 p.m. on the First Closing Date stating whether the Offers have been revised or extended, have expired or have become or been declared unconditional (whether as to acceptances or in all respects). Such announcement will be republished in South China Morning Post (in English) and Hong Kong Economic Times (in Chinese) on Friday, 30 December 2005.

The following expected timetable assumes prior consent from the Telecommunications Authority under section 7P(6) of the Telecommunications Ordinance is obtained on or before the First Closing Date:

Despatch date of the Composite Document	Thursday, 10 November 2005

Commencement of the Offers	Thursday, 10 November 2005

First Closing Date (Note 1)	Thursday, 29 December 2005

Latest time for acceptance of the Offers on the First Closing Date (Note 1)	4 : 00 p.m. on Thursday, 29 December 2005

Announcement of the results of the Offers as at the First Closing Date on the Stock Exchange’s website (Note 2)	By 7 : 00 p.m. on Thursday, 29 December 2005

Announcement of the results of the Offers as at the First Closing Date in newspapers (Note 2)	Friday, 30 December 2005

Latest date for posting of remittances for the amounts due under the Offers in respect of valid acceptances received at or before the latest time for acceptances of the Offers on the First Closing Date (assuming the Offers become or are declared unconditional in all respects on the First Closing Date) (Note 3)

Friday, 6 January 2006

Final closing date of the Offers (assuming the Offers become or are declared unconditional in all respects on the First Closing Date) (Note 4)	Thursday, 12 January 2006

Latest time and date for acceptance of the Offers (assuming the Offers become or are declared unconditional in all respects on the First Closing Date) (Note 4)	4 : 00 p.m. on Thursday, 12 January 2006

Latest time and date by which the Offers can become or be declared unconditional as to acceptances (Note 5)	7 : 00 p.m. on Monday, 9 January 2006

Latest time and date for the Offers to remain open for acceptance (Note 6)	4 : 00 p.m. on Friday, 10 March 2006

Notes:

(1)	The Share Offer will be subject to, among other things, the Offeror having received valid acceptances of the Share Offer in respect of Peoples Shares which constitute not less than 90% of the maximum number of Peoples Shares to which the Share Offer relates, by 4 : 00 p.m. on the date which is 49 days after the making of the Share Offer, being the First Closing Date, or such later time(s) and/or date(s) as the Offeror may, subject to the rules of the Takeovers Code, decide. The Option Offer will be subject to and conditional upon the Share Offer becoming or being declared unconditional. Unless the Offers have previously become or been declared unconditional, revised or extended, the latest time and date for acceptance of the Offers is 4 : 00 p.m. on the First Closing Date.

(2)	The First Closing Date assumes that prior consent from the Telecommunications Authority under section 7P(6) of the Telecommunications Ordinance is obtained on or before 29 December 2005. If the prior consent from the Telecommunications Authority is obtained on or before the First Closing Date and the other Conditions are either fulfilled or waived, the Offers will become unconditional and will close at least 14 days thereafter. If the prior consent from the Telecommunications Authority is not obtained on or before the First Closing Date, the Offeror will decide whether to waive that condition on the First Closing Date. If the Offeror decides to waive that condition on the First Closing Date, the Offers will proceed in accordance with the expected timetable set out above. The Offeror reserves the right to extend the Offers until such time and/or date as it may determine and in accordance with the Takeovers Code. The Offeror will issue an announcement on the Stock Exchange’s website by 7 : 00 p.m. on Thursday, 29 December 2005, being the First Closing Date, stating whether the Offers have been revised or extended, have expired or have become or been declared unconditional (as to acceptances or in all respects). Such announcement will be republished in South China Morning Post (in English) and Hong Kong Economic Times (in Chinese) on Friday, 30 December 2005.

An acceptor of the relevant Offer is entitled to withdraw his/her/its acceptance after 21 days from the First Closing Date if the Share Offer has not by then become unconditional as to acceptances. In the situation where prior consent from the Telecommunications Authority under section 7P(6) of the Telecommunications Ordinance is not obtained on or before 29 December 2005 (irrespective of whether the Offeror waives this condition), an acceptor of the relevant Offer is entitled to withdraw his/her/its acceptance from 19 January 2006 if the Share Offer has not become or been declared unconditional as to acceptances by then. However, such entitlement to withdraw is exercisable only until such time as the Share Offer becomes or is declared unconditional as to acceptances.

(3)	Pursuant to Rule 20.1 of the Takeovers Code, payment in cash in respect of acceptances of the Offers will be made within 10 days of the date of receipt of complete and valid acceptance or of the date on which the Offers become or are declared unconditional in all respects, whichever is the later. Relevant documents of title must be received by the Offeror to render each acceptance of the Offers complete and valid.

(4)	In accordance with Rule 15.3 of the Takeovers Code, where the Offers become or are declared unconditional, they should remain open for acceptance for not less than 14 days thereafter. In such case, at least 14 days’ notice in writing must be given before the Offers are closed to the Peoples Independent Shareholders or the Peoples Optionholders (as the case may be) who have not accepted the Offers.

(5)	In accordance with Rule 15.5 of the Takeovers Code, except with the consent of the Executive, the Share Offer may not become or be declared unconditional as to acceptances after 7 : 00 p.m. on the 60th day (“Day 60”) after the day on which the Composite Document is posted (or such later date as extended by the Executive). Accordingly, unless the Share Offer has previously become or been declared unconditional as to acceptances, the Offers will lapse at 7 : 00 p.m. on Monday, 9 January 2006 unless the Offers are extended by the Offeror with the consent of the Executive. Note 3 to Rule 15.5 of the Takeovers Code provides that if there is a delay in the decision of the Telecommunications Authority under section 7P of the Telecommunications Ordinance after the posting of the Composite Document, the Executive will normally extend “Day 39” (see Rule 15.4 of the Takeovers Code) to the second day following the announcement of such decision with consequent changes to Day 60.

(6)	According to Rule 15.6 of the Takeovers Code, as the Offeror may consider exercising its rights under the relevant provisions of the Companies Ordinance to compulsorily acquire those Peoples Shares not acquired by the Offeror under the Share Offer, the Share Offer may not remain open for acceptance for more than four months from the posting of the Composite Document unless the Offeror has by that time become entitled to exercise such power of compulsory acquisition.

All time references contained in this announcement refer to Hong Kong time.

APPLICATION TO THE TELECOMMUNICATIONS AUTHORITY

The Telecommunications Authority has posted a notice on its website on 9 November 2005 stating that it has received an application, made on behalf of CMHK, for its prior consent under section 7P(6) of the Telecommunications Ordinance, in respect of the Offers. The Telecommunications Authority has indicated that its investigation will include a market inquiry of around two weeks.

By order of the Board CHINA MOBILE (HONG KONG) LIMITED Wang Jianzhou Chairman and Executive Director of China Mobile (Hong Kong) Limited	By order of the Board CHINA RESOURCES PEOPLES TELEPHONE COMPANY LIMITED Jiang Wei Chairman and Non-executive Director of China Resources Peoples Telephone Company Limited

Hong Kong, 9 November 2005

The directors of CMHK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Peoples Group) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than as specified above) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Peoples Group) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of CMHK comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.

The directors of Peoples jointly and severally accept full responsibility for the accuracy of the information contained in this announcement in respect of the Peoples Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement in respect of the Peoples Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement in respect of the Peoples Group, the omission of which would make any statements in this announcement in respect of the Peoples Group misleading.

As at the date of this announcement, the board of directors of Peoples comprises Mr. Leung Kai Hung, Michael, Mr. Henshaw Charles Guy, Mr. Wong Man Kwan, Willie and Ms. Wong Leung Ka On, Charlotte as executive directors, Professor Chen Kwan Yiu, Edward, Mr. Lam Kwong Yu, Mr. Ma Chiu Cheung, Andrew and Mr. Tan Henry as independent non-executive directors and Mr. Jiang Wei, Dr. Huang Zhi Jian, Mr. Li Fu Zuo, Mr. Sinn Chung Ming, Anthony, Mr. Wu Jun and Mr. Yan Biao as non-executive directors.